ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS RIDER

This Chronic Illness Rider (the “Rider”) is a part of the Policy to which it is attached. It becomes effective on the date coverage becomes effective on this Policy and ceases to be effective on Rider’s Expiry Date as shown in the Policy’s Specification Page. In the event of a conflict with any provision in this Policy, the terms in this Rider control. There is no charge for this Rider, and it provides no additional Surrender Values or Loan Amount Value.

The benefits payable under this Rider are intended to qualify as accelerated death benefits under section 101(g) of the Internal Revenue Code of 1986, as amended (“the Code”). These benefits are not intended to qualify as long-term care insurance under section 7702B of the Code.

The receipt of an accelerated death benefit may be taxable to You, if the benefit does not satisfy all qualification requirements under the Code or to the extent it exceeds the maximum per diem limit under section 101(g) of the Code.

Your Policy’s Death Benefit, Policy Value and Net Surrender Value will be reduced. Future Premium Payments and Monthly Cost of Insurance Charges will not be affected by the payment of an Accelerated Death Benefit; however, upon death of the Insured or Surrender of Your Policy, Your Death Benefit or Net Surrender Value, respectively, will be reduced by the amount of any outstanding lien associated with the Accelerated Death Benefit payment. In addition, You may lose Your right to receive certain public funds such as Medicare, Medicaid, Social Security, Supplemental Security Income (SSI), and possibly others.

YOU SHOULD CONSULT YOUR PERSONAL TAX OR LEGAL ADVISOR BEFORE CLAIMING FOR A BENEFIT UNDER THIS RIDER.

Definitions – All terms in this Rider have the same meaning as in the Policy, including the terms “You” and “Your” which refer to the Owner of the Policy. In addition, several terms, specific to this Rider, are defined as follows:

Accelerated Death Benefit – the amount of Death Benefit paid in advance of the death of the Insured, pursuant to the terms of this Rider. Any amount of Death Benefit requested for acceleration, but not yet paid, is allocated to the Remaining Death Benefit.

Activities of Daily Living – any of the following activities:

•	Bathing: The ability of the Insured to wash himself or herself either in the tub or shower or by sponge bath, including the task of getting into or out of a tub or shower.

•
Continence: The ability of the Insured to control bowel and bladder functions; or in the event of incontinence, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

•	Dressing: The ability of the Insured to put on and take off all items of clothing, and necessary braces, fasteners, or artificial limbs.

•	Eating: The ability of the Insured to feed himself or herself by getting food and drink from a receptacle (such as a plate, cup, or table) into the body.

•	Toileting: The ability of the Insured to get to and from the toilet, get on and off the toilet, and perform associated personal hygiene.

•	Transferring: The ability of the Insured to move in and out of a chair, bed, or wheelchair.

Chronically Ill Person – a person who, during the prior 12-month period, has been certified by a Licensed Health Care Practitioner as

•	being permanently unable to perform (without Substantial Assistance from another person) at least two Activities of Daily Living due to a loss of functional capacity; or

•	requiring Substantial Supervision to protect himself or herself from threats to health and safety due to Severe Cognitive Impairment.

Licensed Health Care Practitioner – any Licensed Physician, registered professional nurse, or licensed social worker. May not be the Owner, the Insured, or a family member of either the Owner or the Insured.

Licensed Physician – a doctor of medicine or osteopathy (as defined in section 1861(r)(1) of the Social Security Act), residing and practicing in the United States, legally authorized to practice medicine and surgery by the state in which he or she performs such function or action and who is acting within scope of his or her license when he or she performs such functions. May not be the Owner, the Insured, or a family member of either the Owner or the Insured.

Qualifying Event – the certification, as described in this Rider, that the Insured is a Chronically Ill Person and has a written plan of care prescribed by a Licensed Health Care Practitioner setting forth the qualifying services required by the Insured. For this purpose, qualifying services mean the necessary diagnostic, preventative, therapeutic, curing, treating, mitigating and rehabilitative services required because the Insured is a Chronically Ill Person.

Qualifying services include personal care services, which consist of any care with the primary purpose of providing needed assistance with any of the disabilities as a result of which the Insured is a Chronically Ill Person.

Remaining Death Benefit – an amount equal to the Death Benefit of Your Policy immediately before acceleration reduced by the amount of any lien secured in Our favor against the Policy and the Loan Amount or other indebtedness.

Severe Cognitive Impairment – a loss or deterioration in the intellectual capacity that is:

•	comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia; and

•	measured by clinical evidence and standardized tests that reliably measure impairment in the Insured’s

(a)	short-term or long-term memory,

(b)	orientation as to people, places, or time, and

(c)	deductive or abstract reasoning.

Substantial Assistance – either of the following forms of assistance:

•	“Hands-on” assistance – the physical assistance of another person without which the Insured would be unable to perform the Activities of Daily Living; or

•
“Standby assistance” – the physical presence of another person within arm’s reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while the Insured is performing the Activities of Daily Living.

Substantial Supervision – continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Insured from threats to his or her health or safety.

Rider Benefits

We will pay an Accelerated Death Benefit, at the time of a Qualifying Event, as described in this Rider.

Exercising this Rider will preclude You from exercising the Terminal Illness Rider attached to this Policy. After acceleration, the Death Benefit of Your Policy will be the greater of the Remaining Death Benefit and $5,000.

If the Insured dies after You elect to receive Accelerated Death Benefits, but before any such benefits are paid, the election will be cancelled and the Death Benefit paid pursuant to the Policy. If the Insured dies after payments have commenced but before all payments have been made, We will pay the beneficiary the Remaining Death Benefit.

Claiming an Accelerated Death Benefit

There is no waiting period for this benefit. To submit a claim for an Accelerated Death Benefit, You must notify Us in writing, while the Insured is living and the Policy and Rider are in force, of Your intention to seek an Accelerated Death Benefit. Within 15 days of receiving Your notice, We will provide You with any forms You will need to complete Your claim and any additional information We require.

You must return the completed form(s) to Us along with evidence, satisfactory to Us, that all of the conditions for eligibility are met. Such evidence must include:

•	certification by a Licensed Health Care Practitioner that the Insured is a Chronically Ill Person, as described in this Rider, and

•	authorization from the Insured to obtain copies of any medical records that We may require.

If We do not furnish the claims forms within 15 days, it will be sufficient for You to provide written proof that the Insured satisfies all of the conditions for eligibility as described in this Rider, which includes certification by a Licensed Health Care Practitioner that the Insured is a Chronically Ill Person.

Exceptions to Eligibility

You will not be eligible to receive an Accelerated Death Benefit if:

•	You are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

•	You are required by a government agency to use this benefit to qualify for, obtain, or keep a government benefit or entitlement; or

•	the Insured is a Chronically Ill Person as a result of intentional self-inflicted injuries within 2 years of the Issue Date.

Amount of Accelerated Death Benefit

You can choose to accelerate up to 50% of the Death Benefit up to a maximum of $500,000.

No Surrender Charge will apply when You receive an Accelerated Death Benefit.

You may request that payments be made monthly or in a lump sum. The first payment is made on the next Monthly Anniversary Day following receipt of Your request for acceleration in good order, referred to as the “commencement date. Regardless of when the payment is actually made, each Accelerated Death Benefit payment relates back to the most recent 12-month period for which the Insured was certified as being chronically ill.

Your Accelerated Death Benefit payments are limited to the per diem limit which is set for each calendar year by the Internal Revenue Service. The “monthly limit” is the per diem limit multiplied by the number of days in the Policy month. The “annual limit” is the per diem limit multiplied by the number of days in the 12-month period following the commencement date.

If You request monthly payments, the following conditions apply:

•	Payments cannot last longer than 10 years from the commencement date.

•	Payments will continue until the acceleration amount is exhausted or the Remaining Death Benefit of $5,000 is reached.

•
The monthly payments shall not exceed the monthly limit. Therefore, Your monthly payment may fluctuate based on the number of days in the month or due to a change in the per diem limit being set for that calendar year.

If You request a lump sum payment, the following conditions apply:

•
If the requested amount is equal to or less than the annual limit, a single lump sum payment will be made. The amount payable shall be at least equal to the percentage of Death Benefit being accelerated multiplied by the difference between the current Policy Value and any Loan Amount and liens.

•
If the requested amount is greater than the annual limit, annual lump sum payments will be made every 12 month starting from the commencement date. The annual lump sum payment will be the lesser of the annual limit, the remaining acceleration amount, or the Remaining Death Benefit.

•	Annual lump sum payments will continue until the acceleration amount is exhausted or the Remaining Death Benefit of $5,000 is reached.

•	Requests for single lump sum payments that exceed the annual limit will be permitted if specifically acknowledged by You in writing.

For monthly or annual lump sum payments, the Insured must be re-certified as being Chronically Ill every 12 months. Such re-certification must be made prior to the expiry of the last certification. At time of Re-certification, Accelerated Death Benefit payments based in the Internal Revenue Service per diem limits will be updated to reflect these new limits. If the Insured is not re-certified within such time period, Accelerated Death Benefit payments will cease. No payments resume even if a re-certification is made in the future. Any remaining Accelerated Death Benefit will be paid as part of the Remaining Death Benefit.

Payment of the Accelerated Death Benefit

Upon receipt of due proof of eligibility as described under “Claiming an Accelerated Death Benefit," We will pay the Accelerated Death Benefit to You or Your estate (unless You have designated otherwise), provided that

•	the Insured is living and the Policy and this Rider are in force on the date We received all documentation necessary to pay Your claim, and

•	all irrevocable beneficiaries and assignees have, in writing, approved payment of the Accelerated Death Benefit.

We may, at Our expense, require certification by a Licensed Health Care Practitioner of Our choice. If there is a difference of opinion regarding the Insured’s eligibility for benefits, We may seek, at Our expense, a third medical opinion of a Licensed Health Care Practitioner that is mutually acceptable to the Insured and Us.

Lien Against Death Benefit

The Accelerated Death Benefit will be secured by a lien in Our favor against the Death Benefit. This lien has priority over any other person’s interest in the Death Benefit, including the beneficiary’s interest. We will charge interest on the lien. Such interest will be added to the lien balance. The lien interest rate will be set at the time of acceleration. The interest rate accrued on the portion of the lien that is equal to the Policy Value of Your Policy at the time of acceleration will be no more than the Policy Interest Charged on Borrowed Amounts stated in the Policy.   For the amount of the lien in excess of the Policy Value, the lien interest rate will be the greater of:

•	The current yield on 90 day treasury bills; or

•
The current maximum statutory adjustable Policy loan rate based on the Published Monthly Average for the calendar month that ends two months before the date You submit a claim for an Accelerated Death Benefit payment.

When Your Remaining Death Benefit is equal to $5,000, interest charged on the lien will cease and no lien repayments will be accepted. We reserve the right to include in the lien any due and unpaid Monthly Deductions.

Effect on Policy Values

Prior to paying an Accelerated Death Benefit, We will provide You, and any irrevocable beneficiary and any assignee, with a statement demonstrating the effect of the acceleration on Your Death Benefit, Policy Value, Surrender Value, and any Loan Amounts. Upon payment of an Accelerated Death Benefit, We will send You an endorsement reflecting these Policy values as of the effective date of the acceleration.

A portion of Your Accelerated Death Benefit will be applied to repay any outstanding Loan Amount but only up to the amount of the Loan Amount multiplied by the percentage of the Policy Death Benefit that is accelerated.

After We pay the Accelerated Death Benefit, any Withdrawal, Surrender, or new loan requests will be limited to the excess of the Net Surrender Value over the lien.

The Policy’s Death Benefit, Policy Value, Net Surrender Value, future Premium Payments, and Monthly Cost of Insurance Charges will not be affected by the payment of an Accelerated Death Benefit; however, upon death of the Insured or Surrender of Your Policy, Your Death Benefit or Surrender Value, respectively, will be reduced by the amount of any outstanding lien associated with the Accelerated Death Benefit payment.

When Your Remaining Death Benefit is equal to $5,000, We will stop paying the Accelerated Death Benefit. At that time,

•	Monthly Deductions and Policy loan interest charges will cease;

•	no additional Premium Payments or loan repayments will be accepted; and

•	no new Withdrawals or loans will be available.

Payment of an Accelerated Death Benefit will not impact any active riders or benefits of the Policy in effect at the time such payment is made.
Termination

This Rider terminates under the following conditions:

•	Upon Your written request

•	Upon termination of the Policy

Termination of the Rider will not affect any claim for an Accelerated Death Benefit made while the Rider was in effect.

Incontestability

This Rider will be incontestable under the same terms as this Policy.

Reinstatement

If the Policy and this Rider have terminated, You may reinstate this Rider as a part of, and under the same terms as, the reinstatement of this Policy.

Symetra Life Insurance Company
[                ]

[David S. Goldstein]
[Secretary]

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